Securities and Exchange Commission
                              Washington, D. C. 20549

                                   Schedule 13G
                    Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)

                                   Health Net, Inc.
                                     Common Stock
                                 CUSIP Number 42222G108

Date of Event Which Requires Filing of this Statement:     December 31, 2002

CUSIP No. 42222G108

         1)     Name of reporting person:
                  Legg Mason, Inc.
                 Tax Identification No.:
                  52-1200960

         2)     Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)    Sole voting power:          - 0 -
         6)    Shared voting power:        15,143,789
         7)    Sole dispositive power:     - 0 -
         8)    Shared dispositive power:   15,143,789

         9)    Aggregate amount beneficially owned by each reporting person:
                  15,143,789

         10)   Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)   Percent of class represented by amount in row (9):
                  12.23%

         12)   Type of reporting person:
                  HC, CO
           _____________________________________________________________
         Item 1a)     Name of issuer:
                           Health Net, Inc.

         Item 1b)     Address of issuer's principal executive offices:
                           21650 Oxnard Street
                           Woodland Hills, CA  91367

         Item 2a)    Name of person filing:
                           Legg Mason, Inc.

         Item 2b)    Address of  principal business office:
                           100 Light Street
                           Baltimore, MD  21202

         Item 2c)    Citizenship:
                           Maryland Corporation

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number:     42222G108

         Item 3)     If this statement is filed pursuant to Rule 13d-1(b),
                           or 13d-2(b), check whether the person filing is a:
         (a)    [   ]    Broker or dealer under Section 15 of the Act.
         (b)    [   ]    Bank as defined in Section 3(a) (6) of the Act.
         (c)    [   ]    Insurance Company as defined in Section 3(a) (6) of
                                the Act.
         (d)    [   ]    Investment Company registered under Section 8 of the
                                nvestment Company Act.
         (e)    [   ]    Investment Adviser registered under Section 203 of the
                                Investment Advisers Act of 1940.
         (f)    [   ]     Employee Benefit Plan, Pension Fund which is subject
                                to ERISA of 1974 or Endowment Fund; see
                                240.13d-1(b)(ii)(F).
         (g)    [ X ]    Parent holding company, in accordance with
                                240.13d-1(b)(ii)(G).
         (h)    [   ]    Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4)    Ownership:
         (a)     Amount beneficially owned:          15,143,789

         (b)     Percent of Class:  12.23%

         (c)     Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote:
                                    -  0 -
                  (ii)   shared power to vote or to direct the vote:
                                    15,143,789
                  (iii)  sole power to dispose or to direct the disposition of:
                                    - 0 -
                  (iv)  shared power to dispose or to direct the disposition of:
                                    15,143,789

         Item 5)    Ownership of Five Percent or less of a class:
                           n/a

         Item 6)    Ownership of more than Five Percent on behalf of another
                                person:

                           Various accounts managed by the investment advisory subsidiaries described in Item 7 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Health Net, Inc.

                           Accounts managed by Legg Mason Funds Management, Inc. in the aggregate, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 9,580,852 shares, or 7.74%, of the total shares outstanding of Health Net, Inc.

                           The interest of one account, Legg Mason Value Trust Inc., an investment company registered under the Investment Company Act of 1940 and managed by Legg Mason Funds Management, Inc., amounted to 7,925,000 shares or 6.40% of the total shares outstanding.

         Item 7)    Identification and classification of the subsidiary which
                        acquired the security being reported on by the parent holding company:

                           Batterymarch Financial Management, Inc., investment
                                    adviser
                           Brandywine Asset Management, LLC, investment adviser Legg Mason Capital Management, Inc., investment adviser
                           Legg Mason Funds  Management, Inc., investment
                                    adviser
                           Legg Mason Wood Walker, Inc., investment adviser and
                                    broker/dealer with discretion
                           Perigee Investment Counsel, Inc., investment adviser

         Item 8)    Identification and classification of members of the group:
                           n/a

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      Signature
                                    -----------

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         ---------------------------
         Date - February 13, 2003

         Legg Mason, Inc.


         By ____________________________________________________
              Timothy C. Scheve, Sr. Ex. Vice President

                                      Joint Filing Agreement
                                    ---------------------------

                         Each party signing below agrees that this statement is submitted as a joint filing on behalf of all of the undersigned.

         Legg Mason, Inc.


         By ___________________________________________________
               Timothy C. Scheve, Sr. Ex. Vice President

         Legg Mason Funds Management, Inc.


         By____________________________________________________
                Jennifer Murphy, Sr. Vice President

         Legg Mason Value Trust, Inc.


         By_____________________________________________________
                 Marc R. Duffy, Vice President